Date: September 18, 2009

WAGERLOGIC (UK) LIMITED (Company)

IAN PRICE (Employee)

Contract of Employment

Part I

The particulars set out in Part 1 of this Agreement are incorporated into your contract of employment with the Company by reference to the terms and conditions of employment set out in Part 2 of this Agreement.

1.	Name of Company:	**WagerLogic (UK) Limited** (the "Company").
2.	Address of Company:	Sentinel House, Sixth Floor, 6 Harcourt Street, London W1H 4AD
3.	Name of employee	**IAN PRICE** ("you").
4.	Address of employee:	**PLAS NEWYDD, DURFOLD WOOD PLAISTOW, BILLINGHURST WEST SUSSEX RH14 0PL**
5.	Commencement date	**DECEMBER 7, 2009,** or such earlier or later date as the parties may agree.
6.	Job title	**MANAGING DIRECTOR**
7.	Place of Work	Sentinel House, Sixth Floor, 6 Harcourt Street, London W1H 4AD
8.	Hours of work	Monday to Friday inclusive from 0900 to 1730, local time, with 30 minutes for lunch.
9.	Salary	**£165,000 per annum**
10.	Annual Leave	28 days per year

11. Notice

Either party may terminate your employment for any reason other than cause by giving to the other party the following notice in writing:

(a) During the first six month period following your Commencement Date, six month's notice; and
(b) After the six month anniversary of your Commencement Date, nine month's notice;

subject to such greater notice as required by law.

You agree to accept written notice or pay in lieu thereof in accordance with the applicable laws which shall be inclusive of all statutory and common law entitlements, payments and obligations.

Part 2

1. Commencement Date

Your employment commenced on the date specified in Part 1 of this Agreement. No period of employment with any previous employer prior to that date is continuous with your employment with the Company.

2. Probationary Period and Additional Conditions

2.1 Your probation period is for six (6) months starting on the Commencement Date set forth in Part 1 of this Agreement, during which time your skills and work product will be assessed. Notice during the probationary period is specified in Part 1 of this Agreement. The Company reserves the right to extend the probationary period, if required, for such time period as the Company may deem appropriate in its sole discretion.

3. Job Title and Conduct

3.1 Your job title is specified in Part 1 of this Agreement.

3.2 In addition to the duties set out in Part 3 you may be required to undertake additional or other duties from time to time to meet the needs of the Company's business.

3.3 You shall during your employment under this Agreement:

(a) faithfully and diligently perform such job duties and exercise such powers in relation to the Company and its business, as the Company may from time to time assign or delegate to or vest in you on such terms and subject to such conditions and restrictions as the Company may from time to time reasonably determine or impose;

(b) report on a timely basis and be accountable to the Company (and/or to such of its members as may be nominated by the Board from time to time) on the activities and affairs of the Company for which you have responsibility;

(c) devote the whole of your time, attention, abilities and skills to carrying out your duties hereunder;

(d) carry out your duties in a proper and efficient manner and use your best endeavours to maintain, protect, promote and extend the business, interests, reputation and welfare of the Company and of any Group Company;

(e) comply with all lawful resolutions, regulations and directions from time to time made or given to you by the Company and with all rules and regulations from time to time laid down by the Company;

(f) except to the extent, if any, permitted by the Company's code of ethics, not directly or indirectly give or receive gifts, incentives or inducements to or from any person or company in the carrying out of any activity in connection with the Company and/or any Group Company;

(g) in pursuance of your duties hereunder (without further remuneration unless otherwise agreed in writing with the Company), where reasonable, perform such duties for any Group Company;

(h) carry out your duties and exercise your powers jointly with any other person or persons appointed by your immediate superior/the Company to act jointly with his;

(i) not in any way pledge the credit of the Company or expose the Company to any pecuniary liability except so far as you may be authorised from time to time to do so by the Company whether generally or in any particular case;

(j) shall not engage in any activities or do or fail to do anything which would undermine the Company's trust and confidence in you.

3.4 You hereby warrant that your performance of the provisions of this Agreement will not infringe the rights of any third party or cause you to be in breach of any of your obligations to a third party.

3.5 Unless authorized as part of the duties assigned to you by the Company, you covenant that you will not be an end-user of the software licensed by the Company or the Group Companies and will not permit or encourage any member of your family to be an end-user of the software licensed by them or any of them. You will not participate in any arrangement whereby you stand to benefit, whether directly or indirectly, from the activities of any other end-user. You acknowledge that any use or attempted use of the aforementioned in contravention of this section shall constitute grounds for immediate dismissal for cause.

3.6 As a condition of employment, you warrant that you do not have a record of offences for which a pardon has not been granted under any EU or UK legislation governing criminal and/or quasi-criminal conduct. You agree and acknowledges that the Company will cause its agent to perform initial probity of you and may perform continuing probity of you on an ongoing basis, which agent shall report such findings to the Company; the negative results of which as determined by the Company shall permit the Company to terminate this Agreement with cause immediately.

4. Outside Employment

4.1 You must not during the course of your employment, except as the holder of any shares, stock or debentures which in the aggregate do not exceed 1 percent (1%) of the total shares, stocks or debentures of a company quoted on any Recognised Investment Exchange, undertake nor, directly or indirectly assist or be engaged, concerned or interested in or work for any other business, firm, company, concern, enterprise or society

(whether incorporated or otherwise) or become an employee, officer, servant or agent of or consultant to any other business, firm, company, concern, enterprise or society (whether incorporated or otherwise) in competition with the Company and/or any of its parent, affiliated, subsidiary or related companies nor operate any business of your own which competes with the business of the Company and/or any of its parent, affiliated, subsidiary or related companies or offers services similar to those provided by you to the Company or be personally employed or engaged in any capacity whatsoever in or in connection with any business other than the business of the Company without the prior approval of the Company.

4.2 If the Company consents to you being employed or engaged in or in connection with a business other than the Company's, you must give to the Company such information as it reasonably requires regarding all of your working time.

5. Place of Work

5.1 Your normal place of work is as specified in Part 1 of this Agreement. The Company reserves the right to change this to any place within a reasonable daily travelling distance of your main residence. You will be given at least one month's notice of any such change.

5.2 You may be required to work at such other place or places as the Company may from time to time reasonably require including without limitation at any of the Company's premises or at the premises of its customers clients suppliers or associates but the Company shall not without your prior consent require you to go to or reside anywhere outside the United Kingdom except for occasional visits in the ordinary course of your duties.

6. Hours of Work

6.1 The Company's normal office hours are specified in Part 1 of this Agreement. The Company reserves the right to vary normal office hours as necessary to meet its business requirements.

6.2 You must work such overtime as the Company reasonably requests. This has been taken into consideration in determining your pay and terms of employment. However, with the exception of technology or management staff, where you work exceptional hours on a specific project, you may be entitled to time off in lieu of those exceptional hours, the amount of such time off being granted at the discretion of your manager. Any time off granted does not give rise to a contractual right to time off in lieu of exceptional hours worked in any later period.

7. **Salary**

7.1 Your salary at the commencement of your employment shall be at the rate specified in Part 1 of this Agreement.

7.2 You will be paid through the regular payroll schedule in arrears by credit transfer to a bank account specified in writing by you.

7.3 Salaries are revised annually at the absolute discretion of the Company. Such reviews will not automatically lead to an annual increase but may take into account individual and Company performance, merit and market rates.

7.4 You will be notified in writing of any change to your salary.

7.5 The Company has the right to deduct and to retain from your pay (including without limitation any payment made to you in lieu of notice) any sums which you may owe the Company including without limitation any loans made to you by the Company, provided it gives advance notice in writing of any such deductions.

8. **Bonus**

8.1 You will be entitled to participate in the Company's bonus scheme from time to time in force, commencing as of 2010. Any payment of bonus in respect of any period does not give rise to any contractual right to be paid a bonus or to the level of any such bonus in any later period. The amount of any bonus to be paid to you will be up to 40% of your salary and will be entirely at the Board's discretion and in the exercise of its discretion the Board may have regard to the Company's performance, the performance of the Group and your contribution to that performance.

8.2 The payment of any bonus to you will be in accordance with the Company bonus scheme from time to time in force. No bonus will be paid to you if on the date that the performance period ends (currently December 31) you are under notice of termination (served by either you or the Company) or your employment has terminated. Any bonus will be subject to any and all deductions and withholdings as may be required by applicable law.

9. **Benefits**

9.1 In addition, the Employee shall be eligible for all health benefit plans made generally available to the executive group of the Company on the first day of employment, as amended from time to time.

9.2 You shall be eligible for all benefit plan(s), including but not limited to health benefit plan(s), made generally available to employees of the Company on the first day of employment, as amended from time to time. Participation in such benefit plans shall be subject always to the rules and conditions applicable to each such plan. The Company reserves the right at all times to vary or discontinue any benefit plans in which you may be entitled to participate. The Company shall also have the right to substitute new benefit plans for any plan in which you may be eligible to participate.

9.3 Any Company benefit plan which is insured will be subject to and conditional upon the terms and conditions of the relevant policy of insurance.

9.4 All benefits payable or otherwise made available to you under any Company benefit plan(s) in which you may be entitled to participate from time to time shall automatically cease, as shall your eligibility to participate in such plan(s), upon the expiry or termination of your employment for any reason whatsoever. In the event of such expiry or termination, the Company shall be under no obligation to replace the terminated or discontinued benefit plan(s) and/or provide the same or similar benefits in lieu thereof.

10. Stock Options

10.1 You will receive 10,000 stock options on your first day of employment based on the stock option plan. A copy of the stock option plan is available for your review at the human resources department. The CEO or the Board of Directors of the Company shall set the strike price of the options granted to you based on the closing price of the Company's securities on the applicable stock exchange on the day that you actively begin employment.

11. Pension

11.1 Throughout the currency of this Agreement, the Company shall pay to you an amount equal to Nineteen Thousand (£19,000) Pounds per annum, in equally monthly instalments for application by you to a pension scheme of your choosing, it being expressly acknowledged and agreed that, under the laws and regulations currently applicable to these payments, the said payments may be made to you without deduction of any withholding taxes. Notwithstanding anything herein contained, the Company shall at all time comply with any laws and regulations which may, from time to time, be applicable to these payments.

11.2 The Company does not contribute to or provide a company pension scheme. The Company has designated **Friends Provident** as a stakeholder pension provider. If you wish to contribute to this designated stakeholder pension, the Company will arrange to deduct your contributions from your salary and pay them, on your behalf, to **Friends Provident.**

11.3 The Company's obligations to you in respect of your pension are statutory only and the Company does not accept any contractual obligations in respect of your pension entitlement. Full details of the stakeholder pension scheme are available on request.

11.4 The Company does not hold a contracting out certificate in respect of the stakeholder pension scheme.

12. Expenses

12.1 The Company will reimburse all reasonable expenses which are supported by receipts or other evidence of expenditure satisfactory to the Company and which are incurred in the proper performance of your duties in accordance with the Expense and Purchase Policy as amended from time to time a copy of the most recent version of which is attached hereto as Exhibit 1. You are required to consult the Expense and Purchase policy prior to incurring any expenses.

12.2 You shall be paid an annual car allowance of Seven Thousand pounds (£7000) which amount will be paid monthly through the payroll process.

13. Holidays

13.1 The Company's holiday year runs from 1 January to 31 December.

13.2 The dates of your holidays must be approved in advance by your manager. The statutory provisions relating to the dates on which holiday is taken are excluded except that the Company reserves the right to give you notice requiring you to take holiday.

13.3 In addition to your holiday entitlement you are entitled to public holidays unless you are required to carry out your duties of employment on a public holiday, in which case you will be given another day's holiday in lieu.

13.4 Unclaimed holiday may not be carried over from one year to another except with the written consent of the Company. In any event no more than 5 days may be carried over to the next year, and the days carried over must be taken by the end of March in the following year. Any carried over holiday entitlement not used by then will be forfeited. You will not be entitled to payment for any unused holiday entitlement except upon termination of your employment

13.5 In the holiday year running when you start employment your annual holiday entitlement will be pro-rated (unless you start at the beginning of the holiday year). You will be entitled to the proportion of your annual holiday entitlement which equals the proportion of the holiday year remaining on the day you start. If this results in a holiday entitlement including a fraction of a day, the fraction shall be rounded up to a whole day.

13.6 The Company reserves the right to require you to take any unused holiday entitlement during your notice period even if booked to be taken after the end of your notice period.

13.7 If, at the termination of your employment, you have taken less of your annual holiday entitlement than has accrued, the Company will make a payment to you in respect of untaken holiday. If, at the termination of your employment, you have taken more of your annual holiday entitlement than has accrued, the Company may recover any excess payment and may deduct it from any payments due to you. For these purposes, holiday shall accrue during the holiday year on a daily basis.

14. Sickness Absence

14.1 If you are absent from work due to sickness or injury you should notify the Company by 9.30 am on your first day of absence or at the earliest possible opportunity. Your absence must be properly explained and in case of an absence of uncertain duration you must keep the Company regularly informed of its expected duration.

14.2 Immediately following your return to work after a period of sickness absence you are required to complete a Self Certification Form stating the dates of and the reason for your absence including details of sickness on non-working days. Self Certification Forms will be retained in the Company's records.

14.3 If you are absent from work due to sickness or injury for a period which continues for more than 7 days (including weekends) you must provide the Company with a medical certificate on the 8th day of sickness or injury. Thereafter medical certificates must be provided to the Company on a continuous basis.

14.4 If you are absent from work due to sickness or injury and have complied with all notification requirements you will receive any Statutory Sick Pay to which you are entitled. Pay other than Statutory Sick Pay during any such absence is at the Company's discretion.

14.5 The Company reserves the right to require you to be examined at any time at its expense by an independent doctor. The Company or a doctor appointed by the Company may request a medical report from a doctor who has been treating you. You will be provided a copy of any such report within seven (7) days of receipt thereof by the Company. In these circumstances your consent will be sought. If you fail to attend an examination by a doctor appointed by the Company or refuse or delay consent to the supplying of a medical report you may lose any entitlement to Statutory Sick Pay

15. Company Rules

15.1 You covenant with the Company that you will read and act in accordance with any rules

and policies of the Company that may exist from time to time, including that attached as Exhibit 2, and carry out all reasonable instructions of the Company. Amendments to these Rules or Policies will be notified to you either directly or by being posted on the Company's notice boards/intranet

16. Reporting Malpractice

If any fraud, error or concealed practice detrimental to the Company comes to your attention you must report it to a senior manager immediately.

17. Discrimination

You must treat all fellow employees and persons with whom the Company has dealings on their merits irrespective of their sex, marital status, colour, creed, race, ethnic or national origin, age, sexual orientation, religion or belief or any disability which they may have. Discrimination, including harassment is a serious disciplinary offence for which you may be dismissed.

18. E-mail and Internet Policy

You must comply with the Company's policy (as amended from time to time) on use of e-mail and the internet. Breaches of this policy may have serious consequences or potential consequences for the Company. Breaches are likely to be treated as gross misconduct.

19. Computers

Unauthorised use of or tampering with computers will be regarded as gross misconduct and may lead to your summary dismissal. In particular, you may only use passwords which you have been authorised to use and must not in any circumstances load a program or data into one of the Company's computers unless the program and data originate within the Company

20. Health and Safety

20.1 In accordance with health and safety legislation:

(a) you must while at work take reasonable care for the health and safety of yourself and other persons who may be affected by your acts or omissions at work;

(b) you must co-operate with the Company to enable it to ensure so far as is reasonably practicable the health, safety and welfare at work of all its employees and to comply with any other duties or requirements relating to health and safety;

(c) you must comply with any rules or regulations made from time to time by the Company for the health safety and welfare of its employees; and

(d) you must not interfere with or misuse anything provided by the Company in the interests of health, safety or welfare.

21. Data Protection Act

By entering into this contract you agree that the Company may hold process and disclose your Personal Data (including Sensitive Personal Data). For the purposes of this clause Personal Data includes but is not limited to your name, address, age, sex, employment history, salary and benefits and ethnic origin. Personal Data may be held processed and disclosed by the Company (within and outside the European Economic Area) to persons and organisations including but not limited to other employees of the Company or of companies within the group of which the Company is part and professional advisers.

22. Confidentiality of Communications

The Company provides telephones, voice-mail, e-mail and other internet communication tools for business purposes. Communications using these facilities will be monitored by the Company from time to time. Although the Company permits reasonable use of these facilities for personal use, you are notified that communications made and received by you are not confidential.

23. Confidentiality

23.1 You acknowledge that the Company has agreed to communicate and make available the Confidential Information to you so as to enable you to perform your duties under this Agreement. You agree to keep the Confidential Information, documents and all other material or matters arising or coming to her attention during your employment by the Company, strictly secret and confidential and not at any time for any reason whatsoever to disclose them or permit them to be disclosed to any third party or use them in any manner or permit them to be used in any manner whatsoever except as permitted by the Company to enable you to carry out your duties and obligations hereunder. The obligations of confidence referred to in this clause shall not apply to any Confidential Information, documents or other information which:

(a) is published or is otherwise in the public domain prior to the receipt of such Confidential Information or other information by you; or

(b) is or becomes publicly available on a non-confidential basis through no fault of your own.

23.2 You shall not during the continuance of this Agreement make otherwise than for the benefit of the Company any note, memorandum or other record relating to any matter within the scope of business of the Company or concerning any of its dealings or affairs nor shall you either during the continuance of this Agreement or afterwards use or permit to be used any such notes, memoranda or records otherwise than for the benefit of the Company it being the intention of the parties hereto that all such notes, memoranda and records (whether in writing or data based) made by you shall be the property of the Company and shall be left at its registered office on the termination of your employment or earlier if so requested by the Company.

23.3 You agree that it would be impossible or inadequate to measure and calculate the Company's losses or damages from a breach of the covenants set forth in this Agreement. Accordingly, you agree that if you breach or threaten to breach any such covenants according to the Company, the Company will have available, in addition to any other right or remedy available, the right to obtain equitable relief by way of an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of this section 23.

24. Notice

24.1 The period of notice to be given in writing by either the Company or by you to terminate your employment is as specified in Part 1 of this Agreement.

24.2 In addition to the notice option specified in Part 1 of this Agreement, the Company also reserves the right to terminate this Agreement at any time without notice if you shall at any time:

(a) commit any serious or repeated breaches of your obligations under this Agreement;

(b) neglect or fail or refuse to properly discharge any of the duties properly assigned or delegated to you hereunder;

(c) be guilty of fraud, dishonesty, gross misconduct or wilful neglect in the discharge of your duties or the performance of your powers hereunder;

(d) be adjudicated bankrupt or make any arrangement or composition with your creditors generally;

(e) become of unsound mind; or

(f) be convicted of any criminal offence which in the reasonable opinion of the Company may affect your position in or the reputation of the Company.

24.3 The Company may at any time, and whether pending an investigation or any disciplinary hearing involving you or during the whole or any part of a period of notice to terminate your employment, suspend and/or require you by notice in writing not to attend for work and/or perform your functions hereunder. You may also during any

period of suspension be required not to communicate with suppliers, customers, other business connections or other employees of the Company and/or its Group Companies and may be relieved of some or all of your powers and duties. The exercise of any or all of its powers under this clause shall not relieve the Company of its obligations to pay such salary and other benefits as are due to you under this Agreement nor shall it relieve you of any other obligations to the Company under this Agreement. The exercise of any or all of its powers under this clause shall not amount to or be treated by you as a repudiation of this Agreement or as the termination of your employment by the Company.

24.4 Notwithstanding anything herein contained, the Company shall be entitled to make the appropriate payment to you in respect of salary and other emoluments in lieu of any period of notice which you are entitled to receive or required to give and to terminate this agreement forthwith upon the Company's written undertaking to pay such sum to you within thirty (7) days of the date of such termination. The amounts payable to you pursuant to this Paragraph 24.4 will not be subject to deduction or rebate should you obtain alternative employment subsequent to the time the amount are paid to you hereunder.

24.5 If before the termination of this Agreement the employment of the Employee under this Agreement shall be determined by reason of a reconstruction, re-organisation or merger involving the Company and he/she shall be offered employment with any company or undertaking resulting from such reconstruction, re-organisation or merger or with any Associated Undertaking, on terms and conditions which are substantially similar in all material respects to the terms and conditions of this agreement, then the Employee shall have no claim against the Company in respect of the termination of his/her employment hereunder.

24.6 The Company shall forthwith upon termination pay to you all accrued and unpaid remuneration, fees and expenses due under the terms of this Agreement, less any amounts owing by you to the Company or to any Group Company.

24.7 The termination of this Agreement shall not affect such of the provisions of this Agreement as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to either party of any breach of this Agreement by the other party.

25. Normal Retirement Age

If not previously terminated, this Agreement will be terminated by reason of your retirement at the end of the month in which your 65th birthday occurs, without compensation.

26. Return of Company Property

Upon the termination of this Agreement howsoever arising, you hereby agree that you shall, within (7) days, at the request of the Company deliver up (without keeping copies) to the Company all Company property which may be in your possession or under your

control including but not limited to all and Company car, keys, security passes, telephone, mobile phone, personal computer and lap-top, computer disks and tapes, correspondence, documents, memoranda, papers, writing, credit cards, business cards and all other property (including materials comprising or containing Intellectual Property or Confidential Information of the Company) of or relating to the Company or any Group Company and notify the Company of any passwords, and if requested, sign and deliver to Company a "Compliance Certificate" substantially in the form annexed as Exhibit 3.

27. Post Termination Restrictions

27.1 You will not without the prior written consent of the Company directly or indirectly and whether alone or in conjunction with or on behalf of any other person and whether as a principal, director, employee, agent, consultant, partner or otherwise during the term of this Agreement and for a period of 6 months after the Termination Date:

(a) solicit the services of or entice away from the Company or engage, whether on your own behalf or on behalf of others, any person who is or was an employee or contractor of the Company or of any of its Group Companies at any time during the six (6) month period immediately preceding the date on which your employment with the Company terminated;

(b) solicit or entice away from the Company or any Group Company the custom or business of any person who is or was a customer or being courted to be a customer of the Company and/or of any Group Company at any time during the six (6) month period immediately preceding the date on which your employment with the Company terminated and with whom you or one of your subordinates dealt with during the said six (6) month period; and/or

(c) work for or be engaged by or in or concerned in or interested in any business which operates from or carries on business in:

(i) Ireland including Northern Ireland; and/or

(ii) United Kingdom; and/or

(iii) Europe; and/or

(iv) North America,

in competition with the Company and/or any Group Company.

27.2 Whilst the restrictions referred to in sub-clauses 27.1(a) to (c) above are regarded by both you and the Company as fair and reasonable, it is hereby declared each of such restrictions (including in particular but without limitation the defined expressions) is intended to be separate and severable. If any restriction is held to be unreasonably wide but would be valid if part of the wording (including without limitation the defined expressions) were deleted, such restriction will apply with so much of the wording deleted as may be necessary to make it valid.

27.3 The restrictions will not prevent you from being interested for investment purposes only as beneficial owner of any shares representing up to one per cent of the total issued share capital in any company whose shares are listed or dealt in on any recognised investment exchange.

28. Intellectual Property

28.1 You acknowledge and agree that any Intellectual Property shall belong to and be the absolute property of the Company and you undertake not to dispute the Company's ownership of the Intellectual Property. You shall disclose full details of all Intellectual Property to the Company and in consideration for €1 receipt of which is hereby acknowledged you hereby agree to assign and does hereby expressly and irrevocably assign to the Company all Intellectual Property Rights for their full term throughout the world including without limitation the right to sue for any infringement or threatened infringement of any such Intellectual Property Rights, title or interest whether such infringement or threatened infringement occurs prior to or after the execution of this Agreement and waives all moral rights you may have (in any jurisdiction) in respect of such Intellectual Property. You acknowledge and agree that you may not now or at any time in the future use or exploit the Intellectual Property without the express written permission of the Company except insofar as is necessary for the performance of you duties hereunder.

28.2 You warrant and represent that you are and will be the sole beneficial owner of Intellectual Property Rights and that you are and will be free to assign such Intellectual Property Rights to the Company pursuant hereto without any third party claims, liens, charges or encumbrances of any kind and that you are free of any duties or obligations to third parties, which may conflict with the terms of this Agreement. You agree to indemnify the Company against any and all liability, loss, damage, costs and expenses which the Company may incur or suffer as a result of your breach of the warranties set out in this Clause 28.

28.3 The Company shall, in its sole discretion, be entitled to apply for Intellectual Property Rights in respect of the Intellectual Property.

28.4 You agree if and whenever required to do so (whether during or after the termination of this Agreement) at the expense of the Company to do all things necessary, execute such deeds and documents and provide all such assistance as the Company may reasonably require to enable the Company to obtain and maintain the benefit of all Intellectual Property Rights in any part of the world and you acknowledge that you will not be entitled to any further compensation or fees in respect of the performance of her obligations under this clause save as may be provided for by law.

28.5 You irrevocably appoints the Company to be your attorney or agent in your name and on your behalf to do all such acts and things and to sign all such deeds and documents as may be necessary in order to give the Company the full benefit of the provisions of this clause and you agree that a certificate in writing in favour of any third party signed by any duly authorised officer of the Company that any act or thing or deed, document or instrument falls within the authority hereby conferred shall be conclusive evidence that this is the case.

28.6 You warrant and represent that none of the Intellectual Property Rights or the exercise of them will knowingly infringe any intellectual property rights of which a third party is the proprietor including, in particular but without limitation, any patents, copyrights, registered designs, moral rights or rights of confidence. You agree to indemnify the Company against any and all liability, loss, damage, costs and expenses which the Company or a third party may incur or suffer whether direct or consequential (including but without limitation any economic loss or other loss of profits, business or goodwill) as a result of any dispute or contractual, tortuous or other claims or proceedings brought against the Company by a third party alleging infringement of its intellectual property rights by reason of the use or exploitation of any Intellectual Property or Confidential Information, conceived, originated, made or developed by you **PROVIDED ALWAYS** that:

(a) the Company shall forthwith give written notice to you of any claims or proceedings following receipt of them;

(b) the Company shall make no admission of liability and must give you sole authority to defend or settle the claims or proceedings at the your cost and expense;

(c) the Company shall give you all reasonable assistance in connection with the claims or proceedings at your cost and expense;

(d) in addition to the aforesaid indemnity, where an injunction restraining use or exploitation by the Company of any Intellectual Property or Confidential Information is, in the opinion of the Company's legal advisers, likely to be granted to the third party, you shall do all such acts and things either to render them non-infringing without affecting any of your other duties and obligations under this Agreement or shall obtain a licence from the third party granting the Company the right to continue using them.

28.7 The obligations of the parties under this clause 28 shall survive the expiry or the termination of this Agreement for whatever reason.

29. Grievance procedure

29.1 If you have a grievance relating to your employment you may seek redress of that grievance through the Company's grievance procedure. The procedure is for guidance

only and does not form part of your contract of employment. The Company will normally follow its grievance procedure but may, at its discretion, depart from it or not follow any grievance procedure.

30. Disciplinary rules

30.1 You will be subject to the Company's disciplinary rules and procedure as amended by the Company from time to time. The procedure is for guidance only and does not form part of your contract of employment. If you are suspected of a disciplinary offence, although the Company will normally follow its disciplinary procedure, it may, at its discretion, depart from it or not follow any disciplinary procedure.

30.2 If you are suspected of having committed a serious disciplinary offence, the Company may suspend you (for whatever period as may be reasonable in the circumstances) on full pay from your duties pending a disciplinary hearing. During any such suspension period you will not be permitted to attend at the Company's offices, speak to colleagues, perform your duties or speak to any third parties with whom or which the Company conducts its business without the prior approval of a senior manager of the Company.

31. General

31.1 This Agreement supersedes all previous agreements and arrangements (if any) relating to your employment by the Company and sets out the entire agreement of the parties in relation to your employment.

31.2 For the purposes of the Employment Rights Act 1996, this document constitutes written particulars of employment. In accordance with that Act, the Company notifies you that:

(a) no collective agreement affects your terms of employment; and

(b) there are no particulars to be given to you regarding work outside the United Kingdom or the duration of the contract.

31.3 This Agreement is governed by and shall be construed in accordance with the laws of England and the parties submit to the exclusive jurisdiction of the English courts.

31.4 Unless otherwise provided for herein, all monetary amounts referred to herein shall refer to the lawful money of the United Kingdom.

31.5 The obligations of and restrictions imposed on you under the provisions of this agreement are in addition to and not in substitution for any obligations and restrictions imposed on you by law.

31.6 The parties shall sign such further and other documents, cause such meetings to be held, use their best efforts to have resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

31.7 Any remedy or right conferred upon the Company for breach of this Agreement shall be in addition to and without prejudice to all other rights and remedies available to it whether pursuant to this Agreement or otherwise provided for by law.

31.8 Any notice or other communication whether required or permitted to be given hereunder shall be given in writing and shall be deemed to have been duly given if delivered by hand against receipt of the addressee or if transmitted by fax or sent by prepaid registered post addressed to the party to whom such notice is to be given at the address set out for such party herein (or such other address as such party may from time to time designate in writing to the other party hereto in accordance with the provisions of this Clause). Any such notice shall be deemed to have been duly given if delivered at the time of delivery, if transmitted by fax at the time of termination of the transmission and if sent by prepaid registered post as aforesaid forty eight hours after the same shall have been posted.

31.9 No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties hereto.

31.10 The expiration or determination of this Agreement howsoever arising shall not affect such of the provisions hereof as are expressed to operate or have effect thereafter and shall be without prejudice to any right of action already accrued to either party in respect of any breach of this agreement by the other party.

31.11 Your rights and obligations hereunder may not be assigned to any other person without the prior written consent of the Company.

31.12 A waiver by either party of any breach by the other party of any of the terms, provisions or conditions of this agreement or the acquiescence of such party in any act (whether of commission or omission) which but for such acquiescence would be a breach as aforesaid shall not constitute a general waiver of such terms, provision or condition or of any subsequent act contrary thereto.

31.13 When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a business day, then the time period in question shall end on the first business day following such non-business day.

31.14 Any reference in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

31.15 If any section or any portion of any section of this Agreement is determined to be unenforceable or invalid for any reason whatsoever, that unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid section or portion thereof shall be severed from the remainder of this Agreement.

31.16 It is agreed that each party has read and fully understands this Agreement, and has either received independent legal advice or voluntarily chosen not to receive independent legal advice, as the case may be, in connection with the implications of this Agreement.

31.17 This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered (including by facsimile), shall be deemed an original, and all of which shall constitute one and the same agreement.

32. Definitions

"Confidential Information" means any information relating to the business, prospective business, or business development of the Company or any Group Company including technical data, trade secrets, know-how, research, product plans, products, services, customer lists (including, but not limited to, past or current or potential customers or past or current or potential licensees of the Company or any Group Company), markets, software (including all source and object code), developments, inventions, documents related to all processes, formulas, technology, designs, drawings, engineering, hardware configuration information, work in progress, marketing, finance or other business information (which would include business plans or proposals) prices, discounts, salaries, commissions, bonuses or benefits offered to employees or potential employees, documents related to all "Copyright Works" as defined below and information relating to intellectual property, which comes into your possession by virtue of your employment and which the Company or any Group Company regards or could reasonably be expected to regard as confidential or in respect of which the Company or any Group Company owes an obligation of confidence to any client, employee or other third party.

"Copyright Works" means any item, including without limitation any records, reports, documents, papers, drawings, designs, plans, specifications, manuals, writings, computer programs, whether in source code or object code form (including operating software, application software, development environments, testing suites and other design and testing tools) and related instruction manuals, user guides and other documentation, improvements, specifications and derivative works based thereon in which copyright, or

moral rights subsist whether registrable or not and other materials whatsoever originated by you in the course of your employment with the Company (whether or not in the course of your duties);

"Group Company" means the Company, any holding company of the Company, any subsidiary of the Company or of the Company's holding company and any other undertaking which is identified to you as being part of the Group. For this purpose "holding company" and "subsidiary" have the meanings given by sections 736 and 736A of the Companies Act 1985;

"Intellectual Property" means without limitation patents, inventions, know-how, trade secrets and other confidential information, rights in design (registered and unregistered), copyright including Copyright Works, data, database rights and sui generis rights, rights affording equivalent protection to copyright, semiconductor topography rights, trade marks, service marks, logos, domain names, business names, trade names, brand names, certification marks, assumed names and other indicators or origin, and all other industrial or intellectual property developed, discovered, acquired, conceived or made by you during your the time of your employment with the Company and within one year after its termination which any of the foregoing arise from or relate to your employment with the Company.

"Personal Data" means data within the meaning of section 1 of the Data Protection Act 1998;

"Sensitive Personal Data" means data within the meaning of section 2 of the Data Protection Act 1998.

SIGNED for and on behalf of the Company

.... Date 4/11/09

I have read through and accept the terms of employment set out above.

Your signature: .... Date 26-10-09